

Mail Stop 3561

June 6, 2016

Ronald A. Mayo
Chief Financial Officer
Lee Enterprises, Incorporated
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

  Re: **Lee Enterprises, Incorporated**
    Form 10-K for the Fiscal Year Ended September 27, 2015
    Filed December 11, 2015
    File No. 001-06227

Dear Mr. Mayo:

  We have reviewed your response letter dated May 20, 2016 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 27, 2015

Critical Accounting Policies, page 23

1. We note from your response to our prior comment 2 that along with WACC, cash flow projections is one of the main drivers for determining fair value under the income approach and it involves significant estimates and assumptions, such as future revenue, cash costs, operating margins and the period over which future cash flow are projected. You also indicate in your response that such projections take into account historical trends, anticipated future results from the annual budgeting process as well as projections from published analyst reports; however, you do not provide key assumptions or estimates or how such amounts were calculated or determined, specific to Lee Enterprises. Therefore, we reissue our comment in part. Please provide us with the key assumptions used in your goodwill impairment analysis. Additionally, for each key assumption or estimate used in your cash flow projections please provide us the basis which supports each of your key assumptions or estimates, why management believe it is reasonable and appropriate, and the level of uncertainty associated with each.

Ronald A. Mayo
Lee Enterprises, Incorporated
June 6, 2016
Page 2

        You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have
questions regarding comments on the financial statements and related matters. Please contact me
at 202-551-3377 with any other questions.

                                                    Sincerely,

                                                    /s/ Andrew Mew

                                                    Andrew Mew
                                                    Senior Assistant Chief Accountant
                                                    Office of Transportation and Leisure